金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

RECEIVED

2007 JUN -5 A 6:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

31 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07024103

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas regulatory announcement – Investment in an associated company of GP Industries Limited	30 April 2007
Announcement – Discloseable transaction: disposal of 0.48% equity interests in TCL Corporation by GP Industries Limited	8 May 2007
Overseas regulatory announcement – Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder of GP Industries Limited	11 May 2007
Circular – Discloseable transaction: disposal of 1.42% equity interests in TCL Corporation by GP Industries Limited	17 May 2007
Announcement – 2006/2007 Final Results of GP Industries Limited	30 May 2007

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Wong Man Kit
General Manager - Finance

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the directors of the Company are: Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INVESTMENT IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has increased its interest in Meiloon Industrial Co., Ltd. ("Meiloon") to 20.0%, thus making Meiloon an associated company. Meiloon is incorporated in Taiwan and is listed on the Taiwan Stock Exchange Corporation. The Meiloon Group of companies is principally engaged in the research and development, manufacturing and trading of loudspeakers and other audio-visual devices and equipment for household, multimedia and professional uses.

As at 31 March 2006, the Group's investment in Meiloon was accounted for as available-for-sale financial assets. During the period from June 2006 to April 2007, the Group acquired approximately 13.3 million Meiloon shares, representing approximately 5.3% of Meiloon's current issued shares, from the open market for an aggregate cash consideration of approximately S$13.2 million.

In recent years, Meiloon has diversified into the manufacturing of audio-visual devices, in addition to its loudspeakers business. It is generally expected that this diversification will improve the profitability of Meiloon. The Directors believe that the above-mentioned increase in interest in Meiloon will enhance the Group's assets portfolio.

Based on Meiloon's publicly available financial statements:

- as at 31 March 2007, Meiloon's net asset value amounted to NT$3.7 billion (approximately S$168.7 million); and

- for Meiloon's financial year ended 31 December 2006, profit attributable to Meiloon's shareholders amounted to NT$281.3 million (approximately S$13.6 million) and cash dividend paid by Meiloon amounted to NT$146.7 million (approximately S$7.1 million).

Following the above-mentioned increase in interest in Meiloon, the Group's investment in Meiloon will be accounted for under the equity method of accounting. As a result:

- the Group's share of Meiloon's reserves, instead of the fair value of the Meiloon shares held, will affect the Group's net tangible assets; and

- the Group's share of Meiloon's results, instead of dividend income from Meiloon, will be accounted for in the Group's consolidated results.

None of the Directors or controlling shareholder of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
30 April 2007

Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

Print this page

Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2007 17:09:12
Announcement No.	00068

>> Announcement Details
The details of the announcement start here ...

For the Financial Year Ended *	31-03-2007

Footnotes	Pursuant to Rule 704(11) of the Listing Manual, GP Industries Limited (the "Company") wishes to confirm that there are no persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a Director or Chief Executive Officer or substantial shareholder of the Company
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AT Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION: DISPOSAL OF 1.42% EQUITY INTERESTS IN TCL CORPORATION BY GP INDUSTRIES LIMITED

A letter from the Chairman & Chief Executive is set out on pages 4 to 7 of this circular.

May 17, 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"Consideration"	the total consideration for the Disposals, being the sum of approximately RMB190.5 million, equivalent to approximately HK$192.7 million
"Directors"	directors of the Company
"Disposals"	the aggregate of the First Disposal and the Second Disposal, being the disposal of 36,586,506 shares in the issued share capital of TCL with a par value of RMB1, representing approximately 1.42% equity interest in the issued share capital of TCL, by GP Industries via Regal Trinity in the open market of the Shenzhen Stock Exchange from April 24 to May 8, 2007
"Entire Equity Interests"	40,300,086 shares, representing approximately 1.56% equity interest, in the issued share capital of TCL held by GP Industries via Regal Trinity immediately before the First Disposal
"First Consideration"	the consideration for the First Disposal, being a sum of approximately RMB126.9 million, equivalent to approximately HK$128.4 million
"First Disposal"	the disposal of 24,286,506 shares in the issued share capital of TCL with a par value of RMB1, representing approximately 0.94% equity interest in the issued share capital of TCL, by GP Industries via Regal Trinity in the open market of the Shenzhen Stock Exchange from April 24 to April 26, 2007
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.2% associate of GP Industries

"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	May 14, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China
"PRC GAAP"	the generally accepted accounting principles in the PRC
"Regal Trinity"	Regal Trinity Limited, a company incorporated in the British Virgin Islands with limited liability and an indirectly wholly owned subsidiary of GP Industries
"Second Consideration"	the consideration for the Second Disposal, being a sum of approximately RMB63.6 million, equivalent to approximately HK$64.3 million
"Second Disposal"	the disposal of 12,300,000 shares in the issued share capital of TCL with a par value of RMB1, representing approximately 0.48% equity interest in the issued share capital of TCL, by GP Industries via Regal Trinity in the open market of the Shenzhen Stock Exchange on May 8, 2007
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares

"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited
"TCL"	TCL Corporation, a company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

For the purposes of this circular, amounts in Renminbi were translated into HK$ at the exchange rate of RMB1.00 : HK$1.012.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

May 17, 2007

To the Shareholders

Dear Sirs,

DISCLOSEABLE TRANSACTION:
DISPOSAL OF 1.42% EQUITY INTERESTS IN TCL CORPORATION BY GP INDUSTRIES LIMITED

BACKGROUND

In an announcement dated April 26, 2007, the Directors announced that GP Industries, a 69.3% owned subsidiary of the Company, had disposed of 24,286,506 shares of TCL, representing approximately 0.94% of the entire issued share capital of TCL, in the open market. In an announcement dated May 8, 2007, the Directors announced that GP Industries had further disposed of 12,300,000 shares of TCL, representing approximately 0.48% of the entire issued share capital of TCL, in the open market.

Before the First Disposal, GP Industries, via Regal Trinity held 40,300,086 shares of TCL which are listed on the Shenzhen Stock Exchange, representing approximately 1.56% of the entire issued share capital of TCL. From April 24 to April 26, 2007, GP Industries disposed of 24,286,506 shares of TCL, representing approximately 0.94% of the entire issued share capital of TCL, in the open market and reduced its interests in TCL to approximately 0.62%. Under the Listing Rules, the First Disposal constituted a discloseable transaction of the Company. On May 8, 2007, GP Industries further disposed of 12,300,000 shares of TCL, representing approximately 0.48% of the entire issued share capital of TCL, in the open market. Under the Listing Rules, the Second Disposal also constitutes a discloseable transaction of the Company. If the First Disposal and the Second Disposal are aggregated, the aggregated disposal still constitutes a discloseable transaction of the Company. The purpose of this circular is to provide Shareholders with details of the Disposals and other information in compliance with the requirement of the Listing Rules.

SHARES DISPOSED OF

From April 24 to April 26, 2007, GP Industries disposed of 24,286,506 shares of TCL, based on the 2,586,331,144 shares of TCL in issue and outstanding as at April 26, 2007, representing approximately 0.94% of the entire issued share capital of TCL, being 60.3% of the Entire Equity Interests.

On May 8, 2007, GP Industries further disposed of 12,300,000 shares of TCL, based on the 2,586,331,144 shares of TCL in issue and outstanding as at May 8, 2007, representing approximately 0.48% of the entire issued share capital of TCL, being approximately 30.5% of the Entire Equity Interests.

The total disposal of shares of TCL in the open market by GP Industries from April 24, 2007 to May 8, 2007 amounted to 36,586,506 shares, representing approximately 1.42% of the entire issued share capital of TCL, being approximately 90.8% of the Entire Equity Interests.

After the Disposals, GP Industries holds 3,713,580 shares of TCL, representing approximately 0.14% of the entire issued share capital of TCL.

CONSIDERATION

The First Consideration and the Second Consideration received by GP Industries for the disposal of 24,286,506 shares and 12,300,000 shares of TCL amounted to about RMB126.9 million, equivalent to approximately HK$128.4 million and about RMB63.6 million, equivalent to approximately HK$64.3 million, respectively.

The Disposals were carried out in the open market of the Shenzhen Stock Exchange. The Consideration was determined by the prevailing market prices as quoted on the Shenzhen Stock Exchange at the time of Disposals.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The Consideration received by GP Industries for the disposal of shares from April 24 to May 8, 2007 amounted to approximately RMB190.5 million, equivalent to approximately HK$192.7 million.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries as at the Latest Practicable Date.

INFORMATION ON TCL

TCL is a company established in the PRC with its shares listed on the Shenzhen Stock Exchange. It is engaged in the design, manufacturing and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products.

TCL is not an associate of the Company before the Disposals and will continue not to be an associate of the Company after the Disposals.

SUMMARY OF FINANCIAL RESULTS OF TCL

A summary of the audited consolidated results of TCL for the two years ended December 31, 2006 is as follows:

	Year ended December 31,	
	2005	**2006**
	RMB' million	*RMB' million*
Turnover	51,676	46,855
Loss before tax and minority interests	(1,465)	(3,569)
Loss after tax and minority interests	(320)	(1,932)

The audited consolidated net asset value of TCL as at December 31, 2006 was approximately RMB2,975 million.

The financial results of TCL were prepared in accordance with the PRC GAAP.

REASONS AND BENEFITS FOR THE DISPOSALS

The Entire Equity Interests were non-freely tradable promoter's shares of TCL acquired in 2002. TCL adopted a share reform on promoter's shares stipulated by the Ministry of Finance of the PRC and the share reform was completed on April 20, 2006. After one year of the completion of the share reform, the shares of TCL held by GP Industries can be freely traded in the Shenzhen Stock Exchange.

The Directors consider that the Disposals represent good opportunities for the Company to realize the investment in TCL.

On such basis, the Directors are of the opinion that the terms of the Disposals (including the Consideration) are fair and reasonable and that the Disposals are in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSALS

The net sale proceeds of the Disposals after deducting all necessary charges for the Disposals are intended to be used for general working capital purposes.

The carrying value of the Entire Equity Interests in the audited consolidated accounts of the Company was approximately HK$73.2 million as at March 31, 2006. It is estimated that upon completion of the First Disposal, the Group will record an unaudited net gain of approximately HK$49 million. The gain is calculated as the First Consideration less the carrying value of the 24,286,506 shares of TCL disposed of and other relevant taxes, expenses and charges. It is estimated that upon completion of the Second Disposal, the Group will record an unaudited net gain of approximately HK$24 million. The gain is calculated as the Second Consideration less the carrying value of the 12,300,000 shares of TCL disposed of and other relevant taxes, expenses and charges. The total unaudited net gain to be recorded by the Group for the Disposals amounts to approximately HK$73 million.

Except for the said total unaudited net gain, the Board believes that the Disposals will not give rise to any material effect on the earnings, working capital, gearing ratio and the assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

	Number of Shares held			Percentage shareholding in the issued share capital of the Company
Name of Director	Personal interests	Family interests	Total interests	*(%)*
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.17 with option period from April 18, 2003 to October 17, 2007	HK$1.84 with option period from October 2, 2003 to October 1, 2008
Victor LO Chung Wing	–	1,600,000
Andrew NG Sung On	–	1,600,000
Kevin LO Chung Ping	650,000	1,000,000
Paul LO Chung Wai	650,000	1,000,000
LEUNG Pak Chuen	–	–
Richard KU Yuk Hing	–	500,000
Andrew CHUANG Siu Leung	–	500,000
CHAU Kwok Wai	500,000	600,000
Raymond WONG Wai Kan	–	1,000,000
Vincent CHEUNG Ting Kau	300,000	400,000
LUI Ming Wah	250,000	300,000
Frank CHAN Chi Chung	–	–
CHAN Kei Biu	–	–

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries *(%)*	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited *(%)*	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries *(%)*
Victor LO Chung Wing	200,000	0.18	–	–	–	–
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Paul LO Chung Wai	80,000	0.07	–	–	–	–
LEUNG Pak Chuen	–	–	–	–	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from March 17, 2002 to March 16, 2010	S$1.600 with option period from October 11, 2002 to October 10, 2010	S$1.250 with option period from August 5, 2004 to August 4, 2012	S$2.500 with option period from June 25, 2005 to June 24, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from April 14, 2002 to April 13, 2010	S$0.620 with option period from April 4, 2003 to April 3, 2011	S$0.550 with option period from August 14, 2003 to August 13, 2012	S$0.880 with option period from September 15, 2004 to September 14, 2013	S$1.030 with option period from July 5, 2005 to July 4, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	-	-	-	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company (%)
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
Coudrey Investments Limited	Crystal Time Group Limited	20.00
GP Electronics (Huizhou) Co., Ltd.	Desay Group Corporation	5.00

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
GP Electronics (Huizhou) Ltd.	Huizhou Desay Industry Co., Ltd.	15.00
	World Perfect International Ltd.	15.00
GP Industries Limited	Belvedire Pty. Ltd.	12.26
GP Precision Parts (Huizhou) Co., Ltd.	Huizhou Desay Industry Co., Ltd.	30.00
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
	Huizhou Desay Industry Co., Ltd.	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (not being a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrar and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及香港特許秘書公會資深會員。

(b) 本公司之合資格會計師為周國偉先生，彼為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
GP工業有限公司	Belvedire Pty. Ltd.	12.26
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
惠州金山線束科技有限公司	吳淑英	10.00
	惠州市德賽工業發展有限公司	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

於最後實際可行日期，本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目	所佔本公司已發行股本百份比 (%)
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期：就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
Coudrey Investments Limited	Crystal Time Group Limited	20.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目 1.410新加坡元認購期由二零零二年三月十七日至二零一零年三月十六日	1.600新加坡元認購期由二零零二年十月十一日至二零一零年十月十日	1.250新加坡元認購期由二零零四年八月五日至二零一二年八月四日	2.500新加坡元認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目 0.456新加坡元認購期由二零零二年四月十四日至二零一零年四月十三日	0.620新加坡元認購期由二零零三年四月四日至二零一一年四月三日	0.550新加坡元認購期由二零零三年八月十四日至二零一二年八月十三日	0.880新加坡元認購期由二零零四年九月十五日至二零一三年九月十四日	1.030新加坡元認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所(包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉)，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益或淡倉。

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目 1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	–	1,600,000
吳崇安	–	1,600,000
羅仲炳	650,000	1,000,000
羅仲煒	650,000	1,000,000
梁伯全	–	–
顧玉興	–	500,000
莊紹樑	–	500,000
周國偉	500,000	600,000
王維勤	–	1,000,000
張定球	300,000	400,000
呂明華	250,000	300,000
陳志聰	–	–
陳其鑣	–	–

(ii) **關聯公司**

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 (%)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (%)	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 (%)
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	所持股份數目			所佔本公司已發行股本百份比
	個人權益	家族權益	合計權益	(%)
羅仲榮	74,951,811	—	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	—	22,611,518	4.12
梁伯全	3,202,581	—	3,202,581	0.58
顧玉興	2,231,780	—	2,231,780	0.41
莊紹樑	474,500	—	474,500	0.09
周國偉	275,000	—	275,000	0.05
王維勤	1,790,081	—	1,790,081	0.33
張定球	1,947,549	—	1,947,549	0.35
呂明華	—	—	—	—
陳志聰	—	—	—	—
陳其鑣	—	—	—	—

出售之理由及利益

於二零零二年購入之TCL所持全部股本權益為非流通股股東股份。非流通股股東股份受到中國財政部約束，TCL就該等股份提出進行股權分置改革方案，並於二零零六年四月二十日完成。股權分置改革方案完成一年後，GP工業所持之TCL股份可於深圳證券交易所自由買賣。

董事認為出售TCL乃變現本公司於TCL之投資的良好機會。

因此，董事相信出售條款（包括代價）屬公平合理，且出售符合本公司及股東之整體利益。

款項用途及出售之財務影響

GP工業打算把扣除與出售有關費用後之出售所得款項用作一般營運資金。

所持全部股本權益於本公司截至二零零六年三月三十一日止年度之經審核綜合財務報告中之賬面值約73,200,000港元。本集團估計當首次出售完成時將錄得之未經審核淨收益約為49,000,000港元。收益以首次代價減除所出售24,286,506股TCL股份之賬面值及其他有關税項及費用計算。本集團估計當第二次出售完成時將錄得之未經審核淨收益約為24,000,000港元。收益以第二次代價減除所出售12,300,000股TCL股份之賬面值及其他有關税項及費用計算。集團因出售錄得之未經審核總淨收益約為73,000,000港元。

除上述之未經審核淨收益外，董事局相信出售對本集團之盈利，營運資金，負債比率以及資產及負債並無任何重大影響。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零七年五月十七日

本公司確認，以各董事所知所信，並經過所有合理查詢，對手方及對手方的最終實益擁有人，均是本公司及本公司的關連人士（根據上市規則定義）以外的獨立第三者。

自二零零七年四月二十四日至二零零七年五月八日，GP工業出售TCL股份所得代價約為人民幣190,500,000元，相當於約192,700,000港元。

本公司之資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及銷售電池、電子及音響產品、汽車配線、電纜、照明系統產品及發光二極管顯示屏。GP工業為本公司主要投資工具。於最後實際可行日期，本公司持有GP工業約69.3%權益。

TCL之資料

TCL為一間於中國成立之公司，其股份於深圳證券交易所上市。TCL主要從事設計、製造、銷售及推廣電視、移動電話、家居電器、個人電腦及其他消費電子產品。

於出售前及於出售後，TCL並非本集團之聯營公司。

TCL之財務業績概要

TCL截至二零零六年十二月三十一日止兩個年度之經審核綜合業績概要如下：

	截至十二月三十一日止年度	
	二零零五年	二零零六年
	百萬人民幣	*百萬人民幣*
營業額	51,676	46,855
除税及少數股東權益前虧損	(1,465)	(3,569)
除税及少數股東權益後虧損	(320)	(1,932)

TCL於二零零六年十二月三十一日之經審核綜合資產淨值約為人民幣2,975,000,000元。

TCL之財務業績按中國會計準則編製。

於首次出售前，GP工業透過Regal Trinity持有40,300,086股TCL於深圳證券交易所上市之股份，相當於TCL全部已發行股份約1.56%。自二零零七年四月二十四日至四月二十六日，GP工業於公開市場出售24,286,506股TCL股份，相當於TCL全部已發行股份約0.94%，其擁有之TCL權益減至約0.62%。根據上市規則，首次出售構成本公司之須予披露交易。於二零零七年五月八日，GP工業進一步於公開市場出售12,300,000股TCL股份，相當於TCL全部已發行股份約0.48%。根據上市規則，第二次出售構成本公司之須予披露交易。若首次出售加上第二次出售，總出售仍構成本公司之須予披露交易。本通函目的為向股東提供出售詳情及其他就遵守上市規則要求之資料。

被出售股份

自二零零七年四月二十四日至四月二十六日，GP工業出售24,286,506股TCL股份，相當於二零零七年四月二十六日TCL全部已發行股份2,586,331,144股約0.94%，相當於所持全部股本權益約60.3%。

於二零零七年五月八日，GP工業進一步出售12,300,000股TCL股份，相當於二零零七年五月八日TCL全部已發行股份2,586,331,144股約0.48%，相當於所持全部股本權益約30.5%。

自二零零七年四月二十四日至二零零七年五月八日，GP工業於公開市場共出售36,586,506股TCL股份，相當於TCL全部已發行股份約1.42%，相當於所持全部股本權益約90.8%。

於出售後，GP工業持有3,713,580股TCL股份，相當於TCL全部已發行股份約0.14%。

代價

GP工業首次出售24,286,506股TCL股份及第二次出售12,300,000股TCL股份所得之首次代價及第二次代價分別約為人民幣126,900,000元及人民幣63,600,000元，分別相當於約128,400,000港元及64,300,000港元。

出售於深圳證券交易所公開市場進行。出售TCL股份之代價乃根據出售時TCL股份於深圳證券交易所之市場價格釐定。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

須予披露交易:
GP工業有限公司出售
TCL集團1.42%股本權益

背景

於二零零七年四月二十六日之公佈中,董事公佈本公司擁有69.3%權益之附屬公司GP工業於公開市場出售24,286,506股TCL股份,相當於TCL全部已發行股份約0.94%。於二零零七年五月八日之公佈中,董事公佈GP工業於公開市場進一步出售12,300,000股TCL股份,相當於TCL全部已發行股份約0.48%。

「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「TCL」	指	TCL集團股份有限公司，一間於中國註冊成立之公司，其股份於深圳證券交易所上市
「港元」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

於本通函內，若干以人民幣結算之款額按匯率人民幣1.00元兑1.012港元換算為港元。

「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為本公司擁有約69.3%權益之附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零七年五月十四日，即確定此通函部份資料以刊印此通函之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「中國」	指	中華人民共和國
「中國會計準則」	指	中國普遍採納之會計準則
「Regal Trinity」	指	Regal Trinity Limited，於英屬維爾京群島註冊成立之有限公司，為GP工業間接全資擁有之附屬公司
「第二次代價」	指	第二次出售之代價，約為人民幣63,600,000元，相當於約64,300,000港元
「第二次出售」	指	GP工業透過Regal Trinity於二零零七年五月八日在深圳證券交易所公開市場出售12,300,000股TCL已發行每股面值人民幣1元之股份，相當於TCL全部已發行股份約0.48%
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）
「股份」	指	本公司每股面值0.5港元之普通股
「股東」	指	股份持有人

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「董事局」	指	本公司董事局
「本公司」	指	金山工業（集團）有限公司（股份代號：40），其股份於香港聯交所主板上市
「代價」	指	出售之總代價，約為人民幣190,500,000元，相當於約192,700,000港元
「董事」	指	本公司董事
「出售」	指	首次出售及第二次出售之總和，GP工業透過Regal Trinity自二零零七年四月二十四日至五月八日在深圳證券交易所公開市場出售36,586,506股TCL已發行每股面值人民幣1元之股份，相當於TCL全部已發行股份約1.42%
「所持全部股本權益」	指	GP工業於首次出售前透過Regal Trinity所持之40,300,086股TCL股份，相當於TCL已發行股份約1.56%
「首次代價」	指	首次出售之代價，約為人民幣126,900,000元，相當於約128,400,000港元
「首次出售」	指	GP工業透過Regal Trinity自二零零七年四月二十四日至四月二十六日在深圳證券交易所公開市場出售24,286,506股TCL已發行每股面值人民幣1元之股份，相當於TCL全部已發行股份約0.94%
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.2%股權之聯營公司

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）
（股票代號：40）

GOLD PEAK

須予披露交易：
GP工業有限公司出售
TCL集團1.42%股本權益

主席兼總裁函件載於本通函第4至7頁。

5 consecutive years 商界展關懷 caring company

二零零七年五月十七日

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION: DISPOSAL OF 0.48% EQUITY INTERESTS IN TCL CORPORATION BY GP INDUSTRIES LIMITED

Pursuant to the announcement made by the Company on April 26, 2007 in relation to Previous Disposal by GP Industries, a 69.3% owned subsidiary of the Company, the Board announces that on May 8, 2007, GP Industries further disposed of 12,300,000 shares of TCL, representing approximately 0.48% of the entire issued share capital of TCL, in the open market for a consideration of approximately RMB63.6 million, equivalent to approximately HK$64.3 million. After the Disposal, GP Industries' interests in TCL have reduced from approximately 0.62% to approximately 0.14%.

The consideration for the Disposal is based on the prevailing market prices of TCL's shares at the time of Disposal.

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular containing details of the Disposal will be despatched to the shareholders of the Company as soon as practicable.

BACKGROUND

Before the Previous Disposal, GP Industries, a 69.3% owned subsidiary of the Company, via Regal Trinity held 40,300,086 shares of TCL which are listed on the Shenzhen Stock Exchange, representing approximately 1.56% of the entire issued share capital of TCL. From April 24 to April 26, 2007, GP Industries disposed of 24,286,506 shares of TCL, representing approximately 0.94% of the entire issued share capital of TCL, in the open market and reduced its interests in TCL to approximately 0.62%. An announcement for discloseable transaction was made on April 26, 2007 in relation to such disposal.

On May 8, 2007, GP Industries further disposed of 12,300,000 shares of TCL, representing approximately 0.48% of the entire issued share capital of TCL, in the open market. Under the Listing Rules, the Disposal constitutes a discloseable transaction of the Company. If the Disposal is aggregated with the Previous Disposal, the aggregated disposal still constitutes a discloseable transaction of the Company.

SHARES DISPOSED OF

12,300,000 shares of TCL, based on the 2,586,331,144 shares of TCL in issue and outstanding as at May 8, 2007, representing approximately 0.48% of the entire issued share capital of TCL, being approximately 30.5% of the Previous Entire Equity Interests and approximately 76.8% of the Entire Equity Interests.

The total disposal of shares of TCL in the open market by GP Industries from April 24, 2007 to May 8, 2007 amounted to 36,586,506 shares, representing approximately 1.42% of the entire issued share capital of TCL, being approximately 90.8% of the Previous Entire Equity Interests.

After the Disposal, GP Industries holds 3,713,580 shares of TCL, representing approximately 0.14% of the entire issued share capital of TCL.

CONSIDERATION

The Consideration received by GP Industries for the disposal of 12,300,000 shares of TCL amounted to about RMB63.6 million, equivalent to approximately HK$64.3 million.

The Disposal was carried out in the open market of the Shenzhen Stock Exchange. The Consideration was determined by the prevailing market prices as quoted on the Shenzhen Stock Exchange at the time of Disposal.

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the counterparties are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

The total consideration received by GP Industries for the disposal of shares from April 24, 2007 to May 8, 2007 amounted to approximately RMB190.5 million, equivalent to approximately HK$192.7 million.

INFORMATION ON TCL

TCL is a company established in the PRC with its shares listed on the Shenzhen Stock Exchange. It is engaged in the design, manufacturing and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products.

TCL is not an associate of the Company before the Disposal and will continue not to be an associate of the Company after the Disposal.

SUMMARY OF FINANCIAL RESULTS OF TCL

A summary of the audited consolidated results of TCL for the two years ended December 31, 2006 is as follows:

	Year ended December 31, 2005 *RMB'million*	2006 *RMB'million*
Turnover	51,676	46,855
Loss before tax and minority interests	(1,465)	(3,569)
Loss after tax and minority interests	(320)	(1,932)

The audited consolidated net asset value of TCL as at December 31, 2006 was approximately RMB2,975 million.

The financial results of TCL were prepared in accordance with the PRC GAAP.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE DISPOSAL

The net sale proceeds of the Disposal after deducting all necessary charges for the Disposal are intended to be used for general working capital purposes.

The carrying value of the Previous Entire Equity Interests in the audited consolidated accounts of the Company was approximately HK$73.2 million as at March 31, 2006. It is estimated that upon completion of the Disposal, the Group will record an unaudited net gain of approximately HK$24 million. The gain is calculated as the Consideration less the carrying value of the 12,300,000 shares of TCL disposed of and other relevant taxes, expenses and charges.

REASONS AND BENEFITS FOR THE DISPOSAL

The Previous Entire Equity Interests were non-freely tradable promoter's shares of TCL acquired in 2002. TCL adopted a share reform on promoter's shares stipulated by the Ministry of Finance of the PRC and the share reform was completed on April 20, 2006. After one year of the completion of the share reform, the shares of TCL held by GP Industries can be freely traded in the Shenzhen Stock Exchange.

The Directors consider that the Disposal represents a good opportunity for the Company to realize the investment in TCL. On such basis, the Directors are of the opinion that the terms of the Disposal (including the Consideration) are fair and reasonable and that the Disposal is in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries.

GENERAL

The Disposal constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

A circular containing, among other things, further details of the Disposal will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

DEFINITIONS

"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Consideration"	the consideration for the Disposal, being a sum of approximately RMB63.6 million, equivalent to approximately HK$64.3 million
"Directors"	directors of the Company
"Disposal"	the disposal of 12,300,000 shares in the issued share capital of TCL with a par value of RMB1, representing approximately 0.48% equity interest in the issued share capital of TCL, by GP Industries via Regal Trinity in the open market of the Shenzhen Stock Exchange on May 8, 2007
"Entire Equity Interests"	16,013,580 shares, representing approximately 0.62% equity interest, in the issued share capital of TCL held by GP Industries via Regal Trinity immediately before the Disposal
"GP Industries"	GP Industries Limited, a company incorporated in the Republic of Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China
"PRC GAAP"	the generally accepted accounting principles in the PRC
"Previous Disposal"	the disposal of 24,286,506 shares in the issued share capital of TCL with a par value of RMB1, representing approximately 0.94% equity interest in the issued share capital of TCL, by GP Industries via Regal Trinity in the open market of the Shenzhen Stock Exchange from April 24 to April 26, 2007
"Previous Entire Equity Interests"	40,300,086 shares, representing approximately 1.56% equity interest, in the issued share capital of TCL held by GP Industries via Regal Trinity immediately before the Previous Disposal
"Regal Trinity"	Regal Trinity Limited, a company incorporated in the British Virgin Islands with limited liability and an indirectly wholly owned subsidiary of GP Industries
"Singapore Stock Exchange"	Singapore Exchange Securities Trading Limited
"TCL"	TCL Corporation, a company established in the PRC, the shares of which are listed on the Shenzhen Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 8, 2007
www.goldpeak.com

For the purposes of this announcement, amounts in Renminbi were translated into Hong Kong dollars at the exchange rate of RMB1.00:HK$1.012.

caringcompany

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2006/2007 Final Results of GP Industries Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2007. GP Industries' turnover decreased by 4% over the last year to S$383.4 million. Net profit increased by 247% over the last year to S$69.0 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group") for the year ended March 31, 2007. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

UNAUDITED CONSOLIDATED RESULTS OF GP INDUSTRIES

	For the year ended March 31, 2007		For the year ended March 31, 2006	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	383,443	1,902,629	398,535	1,864,506
Cost of sales	(302,454)	(1,500,765)	(316,422)	(1,480,349)
Gross profit	80,989	401,864	82,113	384,157
Other operating income	24,305	121,593	22,975	107,486
Distribution costs	(37,624)	(186,689)	(35,865)	(167,791)
Administrative expenses	(50,149)	(248,837)	(52,123)	(243,852)
Exchange (loss) gain	(763)	(3,786)	79	370
Other operating expenses	(2,415)	(11,983)	(1,546)	(7,233)
Profit from operations	14,543	72,162	15,633	73,137
Finance costs	(15,239)	(75,615)	(11,865)	(55,509)
Share of results of associates	71,387	354,219	27,217	127,332
Exceptional items	9,903	49,138	-	-
Profit before taxation	80,594	399,904	30,985	144,960
Taxation	(11,097)	(55,063)	(9,666)	(45,221)
Profit after taxation from continuing operations	*69,497*	*344,841*	*21,319*	*99,739*
Loss after taxation from discontinued operations	-	-	(948)	(4,435)
	69,497	344,841	20,371	95,304
Attributable to:				
Equity shareholders of GP Industries	68,959	342,172	19,866	92,941
Minority interests	538	2,669	505	2,363
	69,497	344,841	20,371	95,304
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	13.30	65.99	4.33	20 26
	S cents	*HK cents*	*S cents*	*HK cents*
Final dividend per share	1.0	4.96	1.3	6.1
Special dividend per share	1.0	4.96	-	-
	2.0	9.92	1.3	6.1

Note: The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at an average exchange rate for the respective periods.

REVIEW OF RESULTS

Sales decreased by 4% to S$383 million in Singapore dollar terms and increased by 2% in US dollar terms over the last financial year. While sales of wire harness decreased after divestment of the export wire harness business, the acoustics business reported a 22% increase in sales. Profit from operations decreased by 7% mainly due to lower gross profit attributed to lower revenue. Interest expense increased mainly due to the higher interest rate this year. GP Industries Group reported a net exceptional gain of S$9.9 million, mainly from divestments and privatisation of CIH Limited ("CIHL"). Contribution from associates increased significantly mainly due to higher operating profit reported by Linkz Industries Limited ("Linkz"), formerly known as LTK Industries Limited, and GP Industries Group's share of exception gain from the disposal of Linkz' electronic cable business unit. Profit attributable to equity holders of GP Industries increased from S$19.9 million last year to S$69.0 million in this financial year.

Based on the weighted average number of 518,525,856 shares in issue (2006: 459,068,484 shares), basic earnings per share for the financial year increased from 4.33 Singapore cents to 13.30 Singapore cents.

BUSINESS REVIEW

Electronics Division:

In this financial year, the electronics and components business reported a sales decrease of 5% in Singapore dollar terms or an increase of 1% in US dollar terms. Sales of professional electronics products increased by 8% in US dollar terms mainly due to the introduction of new products while sales of other consumer electronic products decreased. High component prices and appreciation of the Chinese *Renminbi led to reduced operating margin.* Contribution from GP Industries Group's components associated companies also decreased by 25%. Operating profit before interest and taxation ("PBIT") from the electronics and components business decreased by 36% in this financial year when compared with the last financial year.

Sales from the wire harness business decreased by 22% in this financial year. GP Industries Group sold a subsidiary in the wire harness export business to the now 20%-owned associated company, Furukawa GP Auto Parts (HK) Limited ("FGP"). As a result, GP Industries Group ceased to register sales of wire harness export to Japan after December 2006. In China, FGP's joint ventures continued to perform well. However, due to GP Industries Group's reduced interest in the wire harness business, PBIT excluding exceptional items from the wire harness business decreased by 23%. Linkz continued its outstanding performance during the financial year. Revenue grew by more than 50% and profit contribution grew by more than 60% this financial year when compared with last year. As a result, total PBIT excluding exceptional items from the wire harness and cable business improved by 28%. In addition, the wire harness and cable business also reported a net exceptional gain of S$47.4 million, comprising the net gain from the above-mentioned transactions involving FGP and GP Industries Group's share of exceptional gain from the disposal of Linkz' electronic cable business unit.

The acoustics business reported a 22% revenue growth. The strong growth was mainly due to improved distribution and introduction of new products that were well received in Europe and the US. Losses before interest and taxation and excluding exceptional items for the financial year reduced from the S$3.4 million loss reported last year to S$0.2 million this year.

Sales from CIHL's light fittings business improved during the financial year. Efficiency improvements and cost control measures were offset by keen competition. Losses before interest and taxation including exceptional items reduced by 27% in this financial year when compared with last year. However, interest income also increased significantly and contributed to most of GP Industries Group's interest income.

GP Batteries International Limited ("GP Batteries") (49.19% owned as at March 31, 2007):

GP Batteries' turnover for the financial year was S$820 million, a decrease of 8% over last year. Profit attributable to equity holders of GP Batteries for the financial year was S$12.1 million, compared to *S$13.6 million of last year.*

Turnover for most of the products remained steady except for Nickel Metal Hydride and Lithium Ion rechargeable batteries, which decreased by about 21% and 30% respectively, while turnover for primary cylindrical batteries increased by about 6%.

Gross profit margin decreased due to the surge in raw material prices especially Nickel and Zinc, but this was mitigated by GP Batteries forward hedging policy. The persistently record high Nickel prices had triggered a significant market consolidation. Many competitors had either scaled-down production or exited from the industry entirely and this made further price increases possible.

PROSPECTS

High raw material prices will continue to affect some of GP Industries Group's businesses. Appreciation of the Chinese Renminbi increases our operating costs in China. As a substantial portion of GP Industries Group's revenue is denominated in US dollars, a weaker US dollar will affect revenue and profit upon translation.

The general business outlook for GP Batteries remains challenging as Chinese Renminbi continued to strengthen and raw material prices persisted at record high levels. GP Batteries will continue its prudent forward hedging policy on Nickel and to take advantage of the industry-wide market consolidation to capture more market share. GP Batteries also expects there will be further industry-wide price increase and margins will slowly improve.

GP Industries Group will continue to invest into new product development, intensify cost improvement activities and strengthen GP Industries Group's sales and distribution capabilities. This strategy is starting to contribute to some of GP Industries Group's businesses.

In April 2007, GP Industries Group increased its interest in Meiloon Industrial Co., Ltd. ("Meiloon"), a manufacturer of acoustics and electronics products, listed on the Taiwan Stock Exchange Corporation, to above 20%. GP Industries Group expects Meiloon to contribute to GP Industries Group's results during the financial year ending March 31, 2008.

In April and May 2007, GP Industries Group disposed of some marketable securities in China which will result in an estimated net exceptional gain of approximately S$14.4 million for the current financial year. In early January 2003, GP Industries Group also expects to receive the proceeds held in retention from CIHL's disposal of its electrical wiring devices and installation systems business in Australia in 2003. Receipt of such proceeds will further enhance the financial position of GP Industries Group and provide resources to fund GP Industries Group's expansion. GP Industries Group will continue to look for new investment opportunities that will enhance GP Industries Group's core business.

BOARD OF DIRECTORS

As at the date of this announcement, the board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 30, 2007

www.goldpeak.com

END